UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMMUNE DESIGN CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

45252L103
 (CUSIP Number of Class of Securities)
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer
Immune Design Corp.
1616 Eastlake Ave. E., Suite 310
Seattle, Washington 98102
(206) 682-0645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
Laura A. Berezin
Jaime L. Chase
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
Telephone: (650) 843-5000
Fax: (650) 849-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,974,265	$743.80
* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 2,462,566 shares of the issuer’s common stock, having an aggregate value of $5,974,265 as of June 11, 2018, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01245% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$743.80	Filing Party:	Immune Design Corp.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 18, 2018
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2018 and amended on June 27, 2018 (collectively, the “Schedule TO”), by Immune Design Corp., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms, pursuant to the Offer to Exchange Eligible Options for New Options, dated June 18, 2018 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4 - Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meaning as given in the Exchange Offer.

Item 4. Terms of the Transaction.

(a) Material Terms. Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

The Exchange Offer expired at 6:00 p.m., Pacific Time, on Tuesday, July 17, 2018. Pursuant to the Exchange Offer, 31 Eligible Employees elected to exchange Eligible Options, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 1,590,083 shares of the Company’s common stock (“Common Stock”), representing approximately 65% of the total shares of Common Stock underlying the Eligible Options. On July 17, 2018, immediately following the expiration of the Exchange Offer, the Company granted New Options to purchase 962,099 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s 2014 Omnibus Incentive Plan. The exercise price per share of the New Options granted pursuant to the Exchange Offer was $4.40 per share, which is the closing price per share of Common Stock on The Nasdaq Global Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNE DESIGN CORP.

By:	/s/ Carlos Paya, M.D., Ph.D.
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer

Dated: July 18, 2018